OFFERING MEMORANDUM: PART II OF OFFERING STATEMENT – May 26, 2017

(EXHIBIT A TO FORM C)

CHRGR
873 Broadway, Suite 305
New York, NY 1003

www.chrgr.co
646-249-6987



UP TO $100,000 OF CROWD NOTES

CHRGR, Inc. ("CHRGR" "the company," "we," or "us"), is offering up to $100,000 worth of Crowd Notes of the company under Regulation CF. The minimum target offering is $100,000 (the "Target Amount"). This offering is being conducted on a best efforts basis and the company must reach its Target Amount of $100,000 by July 2, 2017. The company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the company raises at least the Target Amount of $100,000 under the Regulation CF offering and another $50,000 under the Regulation D Offering for a combined amount of $150,000 (the "Closing Amount") by July 2, 2017, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

THE COMPANY AND ITS BUSINESS

CHRGR, Inc. ("CHRGR" "the company," "we," or "us") was formed on April 18, 2006 but did not begin operations until March 10, 2015. The company is authorized to issue 1,000,000 shares of Common Stock with all rights and privileges determined in the company's Bylaws.

The company distributes brand-sponsored, card-sized phone chargers through thousands of lifestyle venues nationwide. CHRGR fits in your pocket and immediately powers any iPhone or Android. It is yours to keep, to recharge and reuse again.

A detailed description of our products and services, our production process, and business plans can be found on the company's profile on SeedInvest at www.seedinvest.com and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

Due diligence

Due diligence by CrowdCheck, Inc.



THE TEAM

John Mullin and Lucas Hearl are the co-founders of CHRGR. Mullin is the majority shareholder of the company.

Officers, directors and key employees

This table shows the officers and directors on our team:

Name	Position	Age	Term of Office (if indefinite, give date appointed)	Does the employee work fulltime for the company, and if not, where else does the employee work?
Officers:				
John Mullin	CEO / co-founder	41	3/15/16	FT
Lucas Hearl	CCO / co-founder	35	3/15/16	FT
Directors:				
John Mullin	CEO/ co-founder	41	3/15/16	FT
Significant Employees (those employees you would have difficulty operating without their involvement):				
David Chapman	EVP	39	3/15/16	FT

John Mullin | Co-Founder and CEO

John Mullin is a digital and social media expert with an extensive background in B2C, B2B, fashion, trend, lifestyle, music and entertainment marketing. He credits his executive producer role at R/GA Interactive from 2009 to 2014 leading Nike Basketball, and producing projects for Samsung, Mastercard, A&E and a roster of other high profile accounts as a tent pole for his digital experience.

Prior to R/GA, John worked at a number of experiential and OOH agencies including Kinetic Worldwide from 2006 to 2008 and began his career in New York working for Rocawear from 2003 to 2005 and Rocafella Records from 2003 to 2005 where he led marketing efforts for Kanye West's debut album College Dropout.

Prior to founding CHRGR he produced the marketing launch of Beats Music, from 2013 to 2014, later acquired by Apple, and led the creative services team for Twitter Global Business Marketing from 2014 to 2015.

Lucas Hearl | Co-Founder and CCO

Lucas Hearl is a creative with an obsession for motion, film, 3D, design and typography. Bridging his knowledge of design and technology, he has delivered creative executions for companies such as: Google, from 2014 to 2016 Nike from 2009 to 2011, JetBlue from 2012 to 2013, Nokia from 2008 to 2009, MasterCard from 2008 to 2009, L'oreal Paris from 2010 to 2011, Coke from 2011 to 2012 and Prudential from 2013 to 2014.

His career background includes Google Creative Labs, from 2014 to 2016 R/GA Interactive from 2008 to 2011 and Droga 5 from 2013 to 2014.

Prior to founding CHRGR he has produced a myriad of films, sites, apps and VR experiences that have won awards, many helping shape the current digital landscape and crossroads of advertising.

Related party transactions

The Company's CEO has previously advanced funds to the Company to satisfy cash flow needs. The amount due from the Company to the CEO as of December 31, 2015 was $19,575, which was repaid in full during 2016.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are some of the risks that relate to our company:
- **We are selling convertible notes that will convert into shares or result in payment in limited circumstances, and in certain circumstances only at the option of the company.** These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (and only a financing using preferred shares will count for this purpose), the conversion price will be set for conversion into non-voting shares of a to-be-determined class of preferred stock. Investors in the Regulation CF offering will be considered non-major investors under the terms of the notes offered. Only "major investors" will have their notes converted at this time, notes held by non-major investors will only convert at the sole discretion of the company or in the event of subsequent corporate transaction. Further, the notes convert based on a valuation cap, meaning investors would be rewarded for taking on early risk compared to later investors. But you won't know how much your investment is worth until that happens. The outside investors at the time of

conversion, if any, might value the company at an amount well below the $4,000,000 valuation cap, so you should not view the $4,000,000 as being an indication of the company's value. Further the interest on the notes is accrued interest; therefore you will not receive interest payments on these notes. If you choose to invest, you should be prepared that there is a risk that your notes will never convert and will have no value.

- **Any valuation at this stage is difficult to assess.** Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially start-ups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

- **The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis.** By purchasing a Crowd Note this offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this offering, the Crowd Notes and possibly to the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

- **We have not assessed the tax implications of using the Crowd Note.** The Crowd Note is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under the state and federal tax law as to whether the Crowd Note can be considered a debt of the company, or the issuance of equity. Investors should consult their tax advisors.

- **This is effectively a brand-new company.** It has a limited operating history, few or no clients, and has received limited revenues to date. If you are investing in this company, it's because you think this is a good idea, that John Mullin can execute it better than his competition, that he can price it right and sell it to enough people that the company will succeed.

- **We have limited operating history, and therefore, we cannot easily assess our growth rate and earnings potential**. It is possible that our company will face many difficulties typical for development stage companies. These may include, among others: relatively limited financial resources; developing new products; delays in reaching its goals; unanticipated start-up costs; potential competition from larger, more established companies; and difficulty recruiting and retaining qualified employees for management and other positions. The company may face these and other difficulties in the future and some may be beyond its control. If the company is unable to successfully address these difficulties as they arise, the company's future growth and earnings will be negatively affected. The company cannot be assured that our business model and plans will be successful or that we will successfully address any problems that may arise. It is possible that you could lose your entire investment.

- **We have a small management team.** We depend on the skills and experience of John Mullin and Lucas Hearl. Our ability to raise sufficient capital may have an impact on our ability to attract and hire the right talent.

- **The company is controlled by its founder.** John Mullin currently holds the majority of the company's voting stock, and at the conclusion of this offering will continue to hold the majority of the company's voting rights. Investors in Crowd Notes may not have the ability to control a vote by the stockholders or the Board.

- **We rely heavily on our manufacturing partners to produce our batteries.** We rely heavily on the skills and expertise of our manufacturing partners. If we lose our manufacturing partners or experience delays in recruiting new manufacturing partners, it could financially affect the company and its business.

  We rely heavily on our sales team to market and sell our chargers. We rely heavily on the skills and expertise of our sales team to generate business. If we lose members of our sales team or have delays in recruiting new members to the team, it could financially affect the company and its business.

- **The delivery and quality of the company's primary product is dependent on third parties, including our partner L&C Technology Co., Limited**. The company's primary product is manufactured by our partner whose main design facility is in Guangdong, China. While we provide the technologies and design for the product, we rely on third parties to design and manufacture the products to meet our clients' needs. Difficulties encountered by the manufacturers may result in a poor quality product or the inability to deliver product in a timely manner. If the current manufacturers encounter difficulties, we may be required to find another supplier, resulting in delays; moreover, we may not be able to find another supplier with the same skills in the battery sector.

- **Uncertainty with respect to US trade policy may reduce our manufacturing choices and add to our expenses.** We currently have our product manufactured in China. The current US Administration has indicated a desire to re-negotiate trade deals and potentially impose tariffs on foreign countries, including China. We may incur additional expenses if we are forced to base any part of our manufacturing in the United States

- **Limited intellectual property protection may cause us to lose our competitive advantage and adversely affect our business.** We do not currently hold any patents at this time. However, we intend to apply for a provisional patent for the integration of NFC and RFID in to the battery to be used as an advertising vehicle, hotel key card, and ski lift or theme park fast pass. There is no guarantee that we will be able to obtain patent protection, which may affect the value of our products. It may also lead to unauthorized use or copying of our technology. Companies in China and elsewhere may try to replicate a cheaper version of our product. Policing such unauthorized use is difficult and the steps taken may not prevent misappropriation of the technology. In addition, effective protection may be unavailable or limited in some jurisdictions outside the United States, Canada and the United Kingdom. Litigation may be necessary in the future to enforce or protect our rights or to determine the validity and scope of the rights of others. Such litigation could cause us to incur substantial costs and divert resources away from daily business, which in turn could materially adversely affect the business.

● **Limited intellectual property protection may cause us to lose our competitive advantage and adversely affect our business.**   We do not currently hold any patents. There is no guarantee that we will be able to obtain patent protection, which may affect the value of our products. It may also lead to unauthorized use or copying of our technology. Companies in China and elsewhere may try to replicate a cheaper version of our product. Policing such unauthorized use is difficult and the steps taken may not prevent misappropriation of the technology. In addition, effective protection may be unavailable or limited in some jurisdictions outside the United States, Canada and the United Kingdom. Litigation may be necessary in the future to enforce or protect our rights or to determine the validity and scope of the rights of others. Such litigation could cause us to incur substantial costs and divert resources away from daily business, which in turn could materially adversely affect the business.

• **We have a number of competitors.** There are a number of companies that provide various phone charging solutions such as charging stations, tethered charging, battery rental or wireless charging. These companies include: GoCharge, Brightbox, ChargeTech, Doblet, FuelRod, MobileQubes, Chargifi and Powermat. Although we solely focus on distributing ad paid free-to-keep units with no barriers to charge (such as tethering), our competitions may be able to offer a better charging product at a lower price and obtain a larger catalog of advertising clients. Our business model is primarily dependent on generating more advertising revenue than what we pay to develop and produce our chargers. Due to scale economies in advertising sales, phone charging device competitors that sell advertising limit our market share, and therefore our ability to compete for advertising dollars which make us profitable.

• **The company will likely need more money.** The company might not sell enough Crowd Notes to meet its operating needs and fulfill its plans, in which case it may cease operating, which could lead to the total loss of your investment. Even if it sells all the Crowd Notes it is offering now, it will probably need to raise more funds in the future, and if it can't get them, the business could fail. Even if it does make a successful offering in the future, the terms of that offering might result in your investment in the company being valued less, because later investors might get better terms and the issuance of additional shares may dilute your proportional ownership.

• **We may not have enough funds to sustain the business until it becomes profitable.** Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability, and may not be able to continue as a going concern.

• **You can't easily resell the securities.** There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

The current owners of 20% or more equity in CHRGR are reflected below:

Beneficial owner	Amount and class of securities held	Percent of voting power prior to the offering
John Mullin	299,026 Shares of Common Stock	66.73%
Lucas Hearl	128,000 Shares of Common Stock	28.58%

The offering

The securities offered in this offering

The following description is a brief summary of the material terms of this offering and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the company) occurs prior to a "qualified equity financing" (which is a preferred stock financing raising more than $1,000,000 million).
- Once a "qualified equity financing" occurs, the notes may be converted at a 20% discount thereafter if the company chooses, or if a corporate transaction occurs.

The price at which the Crowd Notes sold in this offering will convert will be:

- If conversion takes place prior to a qualified equity financing, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- At the same price in the qualified equity financing, subject to a $4,000,000 valuation cap, if the conversion takes place after the qualified equity financing.

Until the earlier of the qualified equity financing or the corporate transaction, interest on the Crowd Notes accrue at an annual interest rate of 5%, compounded quarterly.

The securities into which the Crowd Notes in this offering will convert will have more limited voting and information rights than those to be issued to major investors on conversion.

Our Target Amount for this offering to investors under Regulation Crowdfunding is $100,000. Additionally, we have set a minimum Closing Amount of $150,000 between our Combined

Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before any closings occur. We will accept up to $100,000 from investors through Regulation Crowdfunding and up to $600,000 from investors through Regulation CF and Regulation D before the deadline of July 2, 2017.

The minimum investment in this offering is $500. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities sold pursuant to Regulation D

The company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the Securities Act at the same time as this offering under Regulation Crowdfunding.

The notes in the Regulation D offering convert under similar terms, however if there is a qualified equity financing, notes held by those investors will convert at that time into preferred shares and if there is a corporate transaction these investors will receive payment of twice the amount they invested. In the future, Regulation D investors may be entitled to greater voting and inspection rights than investors in this offering.

Other classes of securities of the company

Convertible Note

In June 2016, the company entered into a convertible promissory note payable to Nick Greto in the amount of $10,000. This note bears interest at 10% annually and is due in June 2017. $583 of interest expense was recognized for the year ended December 31, 2016. As of December 31, 2016, the convertible promissory note had not been converted and remained outstanding in the full principal amount.

Common Stock

The following description summarizes important terms of the existing securities of CHRGR and does not provide every detail that may be of interest to investors in this offering The company's Certificate of Amendment to the Certificate of Incorporation, the Certificate of Incorporation and the Bylaws set forth the rights, preferences, privileges, and restrictions relating to the Common Stock.

The company has authorized up to 1,000,000 shares of Common Stock.

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds.

Voting Rights

Holders of our common stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors.

Right to Receive Liquidation Distributions

In the event of the company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the company's debts and other liabilities.

Rights and Preferences

Holders of the company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's common stock.

The rights, preferences and privileges of the holders of the company's common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock and any additional classes of preferred stock that we may designate in the future.

In May 2016, the company entered into an Independent Contractor Agreement with an employee, named David Chapman, resulting in the issuance of 20,900 shares of Common Stock at a purchase price of $0.0001 per share. All shares under this agreement were subject to a timed issuance over an eighteen-month service period, but were issued in 2016 and fully satisfied as of December 31, 2016.

During 2015, the company issued a total of 427,026 shares of Common Stock to its two co-founders for total proceeds of $43. These stock issuances were conducted under terms of restricted stock purchase agreements and IP Assignment Agreements and are subject to vesting terms contingent upon continuous service with the company, which provide the company the right to repurchase unvested shares at the original purchase price. As of the issuance date 222,409 shares had vested.

Preferred Stock

None issued at this time.

What it means to be a minority holder

As an investor in Crowd Notes of the company, you will not have any rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Even if your securities convert to equity of the company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transfer Agent

We have selected VStock Transfer, LLC, a SEC-registered securities transfer agent, to act as our transfer agent upon conversion of the Crowd Notes.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial statements

Our certified financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part.

Financial condition

Results of Operations

Our certified financial statements cover the two years ended December 31, 2016 and December 31, 2015.

Net revenues for 2016 were $276,980, an increase of 116% compared to $128,389 for 2015, reflecting the increase in our operations and higher sales.

Cost of revenues, which primarily comprise manufacturing costs of our chargers, were $140,310 in 2016 and $77,149 in 2015, resulting in gross margins of 49% and 40%, respectively.

Operating expenses were $135,020 in 2016 and $110,910 in 2015, an increase of 22%. The increase was primarily driven by increases in general and administrative expenses.

As a result of the foregoing, we recorded net income of $1,067 in 2016, compared to net losses of $59,670 in 2015.

In 2015, we reported $(16,817), $(27,844) and $0, as total income, taxable income and total tax on our federal income tax returns.

Plan of Operations and Milestones

The company launched its operations in March 2015. Since launching, the company has become the leading battery provider to the US festival market. Further, in July 2016 the company launched an advertising campaign with Lyft in New York City, NY.

Subsequent financial milestones for the company include:
- raising the Closing Amount, which will permit the company to undertake the activities set out in Use of Proceeds
- adding additional salaried positions, and
- paying off indebtedness.

Liquidity and Capital Resources, Future Trends

The company was initially capitalized by the co-founders. The company issued a total of 427,026 shares of common stock to the founders. These stock issuances were conducted under terms of restricted stock purchase agreements and IP Assignment Agreement and are subject to vesting terms contingent upon continuous service with the company, which provide the company the right to repurchase unvested shares at the original purchase price. As of the issuance date, March 1, 2015, 229,409 shares had vested.

As of December 31, 2016 and December 31, 2015 we had cash on hand in the amount of $738 and $13,492, respectively.

The company is dependent upon additional capital resources for its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the company's planned operations or failing to profitably operate the business. Currently, the company intends to generate revenues and raise capital through the issuance of Crowd Notes in this offering.

The company's burn rate prior to this offering is approximately $20,000 per month. The company believes that proceeds from this offering will be sufficient to last it for approximately 18 months.

The company has not committed to make any capital expenditures, and in the event it does not raise sufficient funds from this offering, it will defer the capital expenditures it has planned.

Indebtedness

In June 2016, the company entered into a convertible promissory note payable to Nick Greto in the amount of $10,000. This note bears interest at 10% annually and is due in June 2017. $583 of interest expense was recognized for the year ended December 31, 2016. As of December 31, 2016, the convertible promissory note had not been converted and remained outstanding in the full principal amount.

Recent offerings of securities

We have made the following issuances of securities within the last three years:

Common Stock

- In May 2015, the company issued, in reliance on Section 4(a)(2) of the Securities Act and pursuant to a restricted stock purchase agreement, 427,026 shares of common stock to its two co-founders for total proceeds of $43. The common stock was subject to a vesting schedule. 222,409 shares of common stock vested at the common stock issuance date.
- In May 2016, the company issued, in reliance on Section 4(a)(2) of the Securities Act and pursuant to an Independent Contractor Agreement, 20,900 shares of common stock to an employee. The common stock was subject to a vesting schedule. As of

December 31, 2016 all 20,900 shares of common stock were issued.

Convertible Note

In June 2016, the company entered into a convertible promissory note payable to Nick Greto in the amount of $10,000, in reliance on Section 4(a)(2) of the Securities Act. The proceeds of the note were used for general business purposes.

Valuation

The company determined the valuation cap, discount, and interest rate of the Crowd Notes in this offering internally based on its own assessment of the company's current and future value, as well as relative risk for investors investing in similarly situated companies. The Crowd Notes may convert to equity securities of the company in the future if the company engages in future equity financings. At that time, the valuation of the company will be determined through negotiations with prospective investors. Those prospective investors may determine the value of the company through one or multiple methods which include:

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed;

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet; and

Earnings Approach — This is based on what the prospective investor will pay (the present value) for what the prospective investor expects to obtain in the future.

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of this offering. We need to raise a minimum of $150,000 to close on this combined offering (although only $100,000 is offered under Regulation Crowdfunding). If we raise the Closing Amount of $150,000 the net proceeds of this offering to the issuer, after the expenses of the offering (payment to the SeedInvest and legal, accounting and related expenses), will be approximately $130,000. We plan to use these proceeds as follows:

- Approximately 38% for salaries and compensation.

- Approximately 45% to build scale.

- Approximately 12% for marketing costs.

- Approximately 5% for intellectual property.

Further, the company does not have plans to acquire assets.

If we receive funds in our concurrent offering under 506(c), we may allocate some of those funds to cover some, if not all of the costs, of uses identified above. If we raise the maximum amount of $600,000 under the combined offerings, we plan to use the proceeds for salaries and compensation, build scale, marketing costs and intellectual property.

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the company.

REGULATORY INFORMATION

Disqualification

Neither the company nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding.

Annual reports

We have not filed annual reports to date. Any annual reports will be posted on our website, at www.chrgr.co.

Compliance failure
The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Updates

Updates on the status of this offering may be found at: www.seedinvest.com.

SEEDINVEST INVESTMENT PROCESS

Making an investment in the company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the company. Once the company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the company in exchange for your convertible note. At that point, you will be an investor in the company.

SeedInvest Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The company is making concurrent offerings under both Regulation CF and Regulation D and unless the company raises at least the target amount under the Regulation CF offering and the closing amount under both offerings, it will not close this offering;

- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the company with the expectation that they will receive equity in the company in the future at a discounted price per share when the company raises its next round of financing.

To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, the company has set a minimum investment amount.

How can I (or the company) cancel my investment?

For offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the company's name, the amount, the investment number, and the date you made your investment.

After my investment

What is my ongoing relationship with the company?

You are an investor in the company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the company and their investments. This annual report includes information similar to the company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party repurchases or purchases all the securities sold in reliance on Section 4(a)(6) of the Securities Act
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the company about its business.

Can I get rid of my securities after buying them?

Securities purchased through a Regulation Crowdfunding offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the company that sold the securities
2. To an accredited investor
3. As part of an offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these securities and the company does not have any plans to list these securities on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists its securities on an exchange, is acquired, or goes bankrupt.